UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 333-211741

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following documents are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into Registration Statement on Form F-10 (File No. 333-211741) of Emera Incorporated:

1. Base Indenture, dated as of June 16, 2016, between Emera Incorporated and American Stock Transfer & Trust Company, LLC, as the U.S. trustee, the U.S. registrar and the U.S. paying agent and CST Trust Company, as the Canadian trustee and the Canadian registrar.

2. First Supplemental Indenture, dated as of June 16, 2016, between Emera Incorporated and American Stock Transfer & Trust Company, LLC, as the U.S. trustee, the U.S. registrar, the U.S. paying agent and the U.S. transfer agent and CST Trust Company, as the Canadian trustee, the Canadian registrar and the Canadian transfer agent.

3. Provisions Attaching to First Preferred Shares, Series 2016-A Conversion of Emera Incorporated, describing the rights, privileges, restrictions and conditions of the eighth series of First Preferred Shares to be issued upon an event requiring automatic conversion of the Notes — Series 2016-A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: June 16, 2016	By:	/s/ Stephen D. Aftanas
		Name:	Stephen D. Aftanas
		Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.1	Base Indenture, dated as of June 16, 2016, between Emera Incorporated and American Stock Transfer & Trust Company, LLC, as the U.S. trustee, the U.S. registrar and the U.S. paying agent and CST Trust Company, as the Canadian trustee and the Canadian registrar.

1.2	First Supplemental Indenture, dated as of June 16, 2016, between Emera Incorporated and American Stock Transfer & Trust Company, LLC, as the U.S. trustee, the U.S. registrar, the U.S. paying agent and the U.S. transfer agent and CST Trust Company, as the Canadian trustee, the Canadian registrar and the Canadian transfer agent.

1.3	Provisions Attaching to First Preferred Shares, Series 2016-A Conversion of Emera Incorporated, describing the rights, privileges, restrictions and conditions of the eighth series of First Preferred Shares to be issued upon an event requiring automatic conversion of the Notes — Series 2016-A.

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